SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D
                                 (RULE 13D-101)

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
            TO RULE 13D-1(A) AND AMENDMENTS THERETO FILED PURSUANT TO
                                 RULE 13D-2(A)

                                  VISICU, INC.
--------------------------------------------------------------------------------
                                (NAME OF ISSUER)

                    COMMON STOCK, PAR VALUE $0.0001 PER SHARE
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                         (TITLE OF CLASS OF SECURITIES)

                                   92831L 20 4
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                                 (CUSIP NUMBER)

                              JOSEPH E. INNAMORATI
                            PHILIPS HOLDING USA INC.
                 1251 AVENUE OF THE AMERICAS, NEW YORK, NY 10020
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                  (NAME, ADDRESS AND TELEPHONE NUMBER OF PERSON
                AUTHORIZED TO RECEIVE NOTICES AND COMMUNICATIONS)

                                DECEMBER 18, 2007
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             (DATE OF EVENT WHICH REQUIRES FILING OF THIS STATEMENT)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [ ].

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                                  SCHEDULE 13D
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CUSIP NO. 92831L 20 4
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 1.      NAME OF REPORTING PERSON:                               KONINKLIJKE
                                                                 PHILIPS
                                                                 ELECTRONICS
                                                                 N.V.

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 2.      CHECK THE APPROPRIATE BOX IF A MEMBER OF                    (A)  [_]
         A GROUP                                                     (B)  [X]

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 3.      SEC USE ONLY

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 4.      SOURCE OF FUNDS:                                        NOT APPLICABLE

--------------------------------------------------------------------------------
 5.      CHECK BOX IF DISCLOSURE OF LEGAL
         PROCEEDINGS IS REQUIRED PURSUANT TO ITEM                         [_]
         2(D) OR 2(E)
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 6.      CITIZENSHIP OR PLACE OF ORGANIZATION:                   THE
                                                                 NETHERLANDS

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                  7.       SOLE VOTING POWER:                    0
  NUMBER OF
    SHARES        --------------------------------------------------------------
BENEFICIALLY      8.       SHARED VOTING POWER:                  10,033,971
  OWNED BY                                                       SHARES
    EACH          --------------------------------------------------------------
 REPORTING        9.       SOLE DISPOSITIVE POWER:               0
   PERSON
    WITH          --------------------------------------------------------------
                  10.      SHARED DISPOSITIVE POWER:             0

--------------------------------------------------------------------------------
11.      AGGREGATE AMOUNT BENEFICIALLY OWNED
         BY EACH REPORTING PERSON:                               10,033,971
                                                                 SHARES
--------------------------------------------------------------------------------
12.      CHECK BOX IF THE AGGREGATE AMOUNT IN
         ROW (11) EXCLUDES CERTAIN SHARES                                 [_]
--------------------------------------------------------------------------------
13.      PERCENT OF CLASS REPRESENTED BY AMOUNT
         IN ROW (11):                                            30.2%

--------------------------------------------------------------------------------
14.      TYPE OF REPORTING PERSON:                               CO, HC
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
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                                  SCHEDULE 13D
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CUSIP NO. 92831L 20 4
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--------------------------------------------------------------------------------
 1.      NAME OF REPORTING PERSON:                               PHILIPS
                                                                 HOLDING USA
                                                                 INC.

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 2.      CHECK THE APPROPRIATE BOX IF A MEMBER OF                    (A)  [_]
         A GROUP                                                     (B)  [X]

--------------------------------------------------------------------------------
 3.      SEC USE ONLY

--------------------------------------------------------------------------------
 4.      SOURCE OF FUNDS:                                        NOT APPLICABLE

--------------------------------------------------------------------------------
 5.      CHECK BOX IF DISCLOSURE OF LEGAL
         PROCEEDINGS IS REQUIRED PURSUANT TO ITEM                         [_]
         2(D) OR 2(E)
--------------------------------------------------------------------------------
 6.      CITIZENSHIP OR PLACE OF ORGANIZATION:                   DELAWARE

--------------------------------------------------------------------------------
                  7.       SOLE VOTING POWER:                    0
  NUMBER OF
    SHARES        --------------------------------------------------------------
BENEFICIALLY      8.       SHARED VOTING POWER:                  10,033,971
  OWNED BY                                                       SHARES
    EACH          --------------------------------------------------------------
 REPORTING        9.       SOLE DISPOSITIVE POWER:               0
   PERSON
    WITH          --------------------------------------------------------------
                  10.      SHARED DISPOSITIVE POWER:             0

--------------------------------------------------------------------------------
11.      AGGREGATE AMOUNT BENEFICIALLY OWNED
         BY EACH REPORTING PERSON:                               10,033,971
                                                                 SHARES
--------------------------------------------------------------------------------
12.      CHECK BOX IF THE AGGREGATE AMOUNT IN
         ROW (11) EXCLUDES CERTAIN SHARES                                 [_]
--------------------------------------------------------------------------------
13.      PERCENT OF CLASS REPRESENTED BY AMOUNT
         IN ROW (11):                                            30.2%

--------------------------------------------------------------------------------
14.      TYPE OF REPORTING PERSON:                               CO
--------------------------------------------------------------------------------

ITEM 1.  SECURITY AND ISSUER.

         The name of the issuer is Visicu, Inc., a Delaware corporation (the "Company"). The address of its principal executive offices is 217 East Redwood Street, Suite 1900, Baltimore, Maryland 21202-3315. The title of the class of equity securities to which this statement on Schedule 13D (this "Schedule 13D") relates is the common stock of the Company, par value $0.0001 (the "Common Stock").

ITEM 2.  IDENTITY AND BACKGROUND.

         (a) This Schedule 13D is being filed by Koninklijke Philips Electronics, N.V., a corporation organized under the laws of The Netherlands ("Royal Philips"), and Philips Holding USA Inc., a Delaware corporation and a wholly owned subsidiary of Royal Philips ("PHUSA" and, together with Royal Philips, the "Reporting Persons").

         (b) The principal business and principal office address of Royal Philips is: Amstelplein 2, 1096 BC Amsterdam, The Netherlands. The principal business and principal office address of PHUSA is: 1251 Avenue of the Americas, New York, NY 10020.

         (c) The principal business of each of the Reporting Persons is the manufacture and distribution of electronic and electrical products, systems and equipment, as well as information technology services.

         (a)-(c); (f) The name, business address, present principal occupation or employment, and the name and principal business of any corporation or other organization in which such employment is conducted of each of the directors and executive officers, as applicable, of the Reporting Persons is set forth in
Schedule I hereto. Except as otherwise indicated in Schedule I hereto, each person listed in Schedule I hereto is a citizen of the United States.

         (d)-(e) During the last five years, none of the Reporting Persons or, to the knowledge of the Reporting Persons, any of the persons listed on Schedule I hereto, (i) has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws, or finding any violation with respect to such laws.

         This Item 2 is qualified in its entirety by reference to Schedule I hereto which is incorporated herein by reference.

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

         Not applicable. The Reporting Persons acquired beneficial ownership of the 10,033,971 shares of the Common Stock to which this Schedule 13D relates (the "Subject Shares") pursuant to a Voting Agreement, dated as of December 18, 2007 (the "Voting Agreement"), among Partech U.S. Partners IV LLC, Multinvest LLC, 45th Parallel LLC, Double Black Diamond II LLC, Cardinal Health Partners, L.P. and Sterling Venture Partners, L.P., as stockholders of the Company (the "Stockholders"), the Company, Ice Merger Sub, Inc., a wholly owned subsidiary of PHUSA ("Merger Sub") and PHUSA, and pursuant to irrevocable proxies to be delivered in accordance with the Voting Agreement. For a description of the Voting Agreement, see "Item 4. Purpose of Transaction" below. The Voting Agreement is filed as Exhibit 2 hereto and Exhibit 2 is specifically incorporated herein by reference in response to this Item 3.

ITEM 4.  PURPOSE OF TRANSACTION.

         PHUSA, Merger Sub and the Company entered into an Agreement and Plan of Merger, dated as of December 18, 2007 (the "Merger Agreement"), pursuant to which the Company agreed to merge with Merger Sub (the "Merger"). The purpose of the acquisition of beneficial ownership of the Subject Shares is to facilitate the consummation of the Merger.

         In order to induce PHUSA to enter into the Merger Agreement, the Stockholders entered into the Voting Agreement with PHUSA on December 18, 2007. Pursuant to the Voting Agreement, each of the Stockholders granted to PHUSA an irrevocable proxy to vote such Stockholder's Covered Shares (as defined in the Voting Agreement), as well as any other shares of the Common Stock of which such Stockholder acquires beneficial ownership after the date of the Voting Agreement, (i) in favor of the approval of the Merger, the Merger Agreement and the other transactions contemplated by the Merger Agreement if a vote, consent or other approval (including by written consent) with respect to any of the foregoing is sought and (ii) against any (x) Acquisition Proposal (as defined in the Merger Agreement), (y) amendment of the Company's certificate of incorporation or bylaws or other proposal or transaction involving the Company, which amendment or other proposal or transaction is reasonably likely to impede, delay, frustrate, prevent, nullify or otherwise adversely affect the Merger, the Merger Agreement or any of the other transactions contemplated by the Merger Agreement or (z) action or agreement that would result in a breach in any material respect of any representation, warranty, covenant or agreement of the Company under the Merger Agreement or change in any manner the capitalization of the Company or the voting rights of the Common Stock.

         The foregoing descriptions of the Merger Agreement and the Voting Agreement are qualified in their entirety by reference to the respective agreements, copies of which are filed hereto as Exhibits 1 and 2, respectively. Exhibits 1 and 2 are specifically incorporated herein by reference in response to this Item 4.

         Following the consummation of the Merger, PHUSA expects that the Common Stock will be delisted from NASDAQ and will become eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934 (the "Act").

         Except as set forth in this Schedule 13D, the Merger Agreement and the Voting Agreement, none of the Reporting Persons or, to the best of the Reporting Persons' knowledge, any of the individuals named in Schedule I hereto, has any plans or proposals which relate to or which would result in or relate to any of the actions specified in subparagraphs (a) through (j) of Item 4 of Schedule 13D.

         The foregoing contains a description of relationships among the Reporting Persons and the Stockholders under the Voting Agreement, but, pursuant to Instructions For Cover Page (2) to Schedule 13D, is not an affirmation by the Reporting Persons of the existence of a group for purposes of Section 13(d)(3) or Section 13(g)(3) of the Act and Rule 13d-5(b)(1) thereunder.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER.

         (a) Pursuant to the Voting Agreement, Royal Philips and PHUSA each beneficially owns 10,033,971 shares of the Common Stock representing, based on representations made by the Company in the Merger Agreement, approximately 30.2% of the outstanding shares of the Common Stock.

         Except as set forth in this Item 5, none of the Reporting Persons or, to the best of the Reporting Persons' knowledge, any of the individuals named in
Schedule I hereto, beneficially owns any shares of the Common Stock.

         (b) Pursuant to the Voting Agreement, each of the Reporting Persons has shared power to vote 10,033,971 shares of the Common Stock with the Stockholders.

         The following information contained in this Item 5(b) with respect to the Stockholders consists of information contained in representations contained in the Voting Agreement and otherwise made by the Stockholders. While the Reporting Persons have no reason to believe that such information was not reliable as of its date, the Reporting Persons only accept responsibility for accurately reproducing such information and accept no further or other responsibility for such information. In addition, neither of the Reporting Persons makes any representation or warranty with respect to the accuracy or completeness of such information or any representation or warranty, and the filing of this Schedule 13D shall not create any implication under any circumstances, that there have been no events, or that there is no other information, including events or information not yet publicly disclosed by any of the Stockholders, which may affect the accuracy or completeness of such information.

         According to representations made by the Stockholders, the name, state of organization, principal business, and principal business and office address of each Stockholder is set forth in Schedule II hereto.

         To the Reporting Persons' knowledge, none of the Stockholders has, during the last five years, (i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws, or finding any violation with respect to such laws.

         (c) Except with respect to the transactions contemplated by the Merger Agreement and the Voting Agreement, including the Merger, which are described in response to "Item 4. Purpose of Transaction" above and incorporated herein by reference, none of the Reporting Persons or, to the best of the Reporting Persons' knowledge, any of the individuals named in Schedule I hereto, has effected any transaction in the Common Stock during the past 60 days. The descriptions of the transactions contemplated by the Merger Agreement and the Voting Agreement, including the Merger, are qualified in their entirety by reference to the respective agreements, copies of which are filed hereto as Exhibits 1 and 2, respectively. Exhibits 1 and 2 are specifically incorporated herein by reference in answer to this Item 5.

         (d) Except as set forth in this Item 5, no other person is known by the Reporting Persons to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Common Stock beneficially owned by the Reporting Persons.

         (e) Not applicable.

ITEM 6.  CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR
         RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE
         ISSUER.

         See "Item 4. Purpose of Transaction" for a description of the Merger Agreement and the Voting Agreement, which are qualified in their entirety by reference to the respective agreements, copies of which are filed hereto as Exhibits 1 and 2, respectively. Exhibits 1 and 2 are specifically incorporated herein by reference in answer to this Item 6.

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS.

         Exhibit 1 Agreement and Plan of Merger, dated as of December 18, 2007, by and among Visicu, Inc., Philips Holding USA Inc. and Ice Merger Sub, Inc. (incorporated by reference to Exhibit 2.1 to the Current Report on Form 8-K filed by Visicu, Inc. on December 19, 2007)

         Exhibit 2 Voting Agreement, dated as of December 18, 2007, by and among the stockholders listed on Schedule A attached thereto, Visicu, Inc., Philips Holding
                           USA Inc. and Ice Merger Sub, Inc. (incorporated by reference to Exhibit 99.1 to the Current Report on Form 8-K filed by Visicu, Inc. on December 19, 2007)

         Exhibit 3 Joint Filing Agreement, dated as of December 28, 2007, by and between Koninklijke Philips Electronics, N.V. and Philips Holding USA Inc.

SIGNATURE

After reasonable inquiry and to the best of our knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated as of December 28, 2007


                                    KONINKLIJKE PHILIPS ELECTRONICS N.V.


                                    By:    /s/ Michael L. Manning
                                        ----------------------------------------
                                        Name:   Michael L. Manning
                                        Title:  Attorney-in-Fact


                                    PHILIPS HOLDING USA INC.


                                    By:    /s/ Michael L. Manning
                                        ----------------------------------------
                                        Name:   Michael L. Manning
                                        Title:  Attorney-in-Fact

                                                                      SCHEDULE I


             DIRECTORS AND EXECUTIVE OFFICERS OF KONINKLIJKE PHILIPS
                 ELECTRONICS, N.V. AND PHILIPS HOLDING USA INC.

         The name, present principal occupation or employment, and the name of any corporation or other organization in which such employment is conducted, of each of the directors and executive officers of Koninklijke Philips Electronics, N.V. ("Royal Philips") and Philips Holding USA Inc. ("PHUSA") is set forth below. Except as set forth below, each of the directors and executive officers of Royal Philips and PHUSA is a citizen of the United States. The business address of each of the directors and executive officers of Royal Philips is Amstelplein 2, 1096 BC Amsterdam, The Netherlands. The business address of each director and executive officer of PHUSA is 1251 Avenue of the Americas, New York, NY 10020. The principal business of each of Royal Philips and PHUSA is the manufacture and distribution of electronic and electrical products, systems and equipment, as well as information technology services.

ROYAL PHILIPS

         Name                       Present Principal Occupation or Employment
         ----                       ------------------------------------------
     (Citizenship)
---------------------------- ---------------------------------------------------
 Gerard J. Kleisterlee       President, Chief Executive Officer, and Chairman of
 (Dutch)                     the Board of Management and the Group Management
                             Committee of Royal Philips

 Pierre-Jean Sivignon        Executive Vice-President, Chief Financial Officer,
 (French)                    and Member of the Board of Management and the Group
                             Management Committee of Royal Philips

 Gottfried H. Dutine         Executive Vice-President, and Member of the Board
 (German)                    of Management and the Group Management Committee of
                             Royal Philips

 Theo van Deursen            Executive Vice-President, Chief Executive Officer
 (Dutch)                     of Philips Lighting, and Member of the Board of
                             Management and the Group Management Committee of
                             Royal Philips

 Steve Rusckowski            Chief Executive Officer of Philips Medical Systems,
                             and Member of the Board of Management of Royal
                             Philips

 Rudy Provoost               Executive Vice-President, Chief Executive Officer
 (Belgian)                   of Philips Consumer Electronics, and Member of the
                             Board of Management and the Group Management
                             Committee of Royal Philips

 Andrea Ragnetti             Executive Vice-President, Chief Marketing Officer
 (Italian)                   and Chief Executive Officer of Philips Domestic
                             Appliances and Personal Care, and Member of the Board of Management and the Group Management
                             Committee of Royal Philips

         Name                       Present Principal Occupation or Employment
         ----                       ------------------------------------------
     (Citizenship)
---------------------------- ---------------------------------------------------
 W. de Kleuver               Chairman of the Supervisory Board of Royal Philips
 (Dutch)

 L. Schweitzer               Member of the Supervisory Board of Royal Philips
 (French)

 Sir Richard Greenbury       Member of the Supervisory Board of Royal Philips
 (British)

 J-M. Hessels                Member of the Supervisory Board of Royal Philips
 (Dutch)

 Prof. K.A.L.M. van Miert    Member of the Supervisory Board of Royal Philips
 (Belgian)

 C.J.A. Van Lede             Member of the Supervisory Board of Royal Philips
 (Dutch)

 J.M. Thompson               Member of the Supervisory Board of Royal Philips
 (Canadian)

 E. Kist                     Member of the Supervisory Board of Royal Philips
 (Dutch)

 Wong Ngit Liong             Member of the Supervisory Board of Royal Philips
 (Singaporean)

 J. J. Schiro                Member of the Supervisory Board of Royal Philips

 H. von Prondzynski          Member of the Supervisory Board of Royal Philips
 (German)


PHUSA

         Name                       Present Principal Occupation or Employment
         ----                       ------------------------------------------

 Paul J. Zeven               President and Chief Executive Officer of Philips
 (Dutch)                     Holding USA Inc. and Philips Electronics North
                             American Corporation

 Joseph E. Innamorati        Senior Vice President, Secretary and Chief Legal
                             Officer of Philips Holding USA Inc. and Philips
                             Electronics North American Corporation

 Pamela L. Dunlap            Senior Vice President and Chief Financial Officer
                             of Philips Holding USA Inc. and Philips Electronics
                             North American Corporation

                                                                     SCHEDULE II


                                  STOCKHOLDERS

         The principal business, principal business and office address and place of organization of each of the Stockholders is set forth below.

                     Principal           Principal Business and     Place of
                     ---------           ----------------------     --------
Stockholder          Business            Office Address             Organization
-----------          --------            --------------             ------------

Partech U.S.         Venture Capital     1209 Orange Street,        Delaware
Partners IV LLC                          Wilmington, DE 19801

Multinvest LLC       Venture Capital     Ugland House, South        Cayman
                                         Church Street, Georgetown, Islands
                                         Grand Cayman, Cayman
                                         Islands

45th Parallel LLC    Venture Capital     1209 Orange Street,        Delaware
                                         Wilmington, DE 19801

Double Black         Venture Capital     Ugland House, South        Cayman
Diamond II LLC                           Church Street, Georgetown, Islands
                                         Grand Cayman, Cayman
                                         Islands

Cardinal Health      Venture Capital     600 Alexander Park,        Delaware
Partners, L.P.                           Suite 204
                                         Princeton, NJ 08540

Sterling Venture     Venture Capital     6225 Smith Avenue,         Delaware
Partners, L.P.                           Suite 210
                                         Baltimore, MD 21209